Exhibit 12.1
Reliance Steel & Aluminum Co.
Computation of Ratio of Earnings to Fixed Charges

						Nine
						Months
						Ended
	Year Ended December 31					Sept. 30

Description	2001	2002	2003	2004	2005	2006

Ratio of Earnings to Fixed Charges	3.03	2.62	2.54	8.06	10.35	10.34

Earnings Calculation:
Additions:
Pretax Income (Before Minority Interest and Equity Investees)	59,873	49,581	53,918	279,150	341,964	451,622
Fixed charges	32,946	30,619	35,623	38,234	35,643	48,342
Amortization of Capitalized Interest	—	—	—	—	—	—
Distributed Income of Equity Investees	6,924	—	—	—	—	—
Share of Pre-tax Losses of Equity Investees included in Fixed Charges	—	—	—	—	—	—
Subtractions:
Interest Capitalized	—	—	—	—	—	—
Preference Security Dividend Requirements	—	—	—	—	—	—
Minority Interest included in Pretax Income that have not incurred Fixed Charges	—	124	(938)	9,182	8,752	227

Total Earnings	99,743	80,076	90,479	308,202	368,855	499,737

Fixed Charges Calculation:
Interest Expensed and Capitalized	26,738	22,605	26,745	28,690	25,222	41,996
Amortized Premiums, Discounts and Capitalized Expenses Related to Indebtness	460	575	832	1,045	1,718	(1,005)
Estimated Interest included in Rental Expense	5,748	7,439	8,046	8,499	8,703	7,351
Preference Security Dividend Requirements	—	—	—	—	—	—

Total Fixed Charges	32,946	30,619	35,623	38,234	35,643	48,342